UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

KEMET CORPORATION

(NAME OF SUBJECT COMPANY (ISSUER))

KEMET CORPORATION

(NAME OF FILING PERSON (ISSUER))

2.25% Convertible Senior Notes due 2026

(Title of Class of Securities)

488360 AA6
488360 AB4
(CUSIP Number of Class of Securities)

William M. Lowe, Jr.
Executive Vice President and Chief Financial Officer
KEMET Corporation
2835 KEMET Way
Simpsonville, South Carolina 29681
(864) 963-6300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy  to:

H. Kurt von Moltke, P.C.
Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60654
(312) 862-2200

CALCULATION OF FILING FEE:

Transaction Value(*)	Amount of Filing Fee
$52,707,813	$2,942

(*)         Calculated solely for purpose of determining the amount of the filing fee and based upon a purchase of $175,000,000 principal amount of 2.25% Convertible Senior Notes due 2026 plus accrued and unpaid interest up to, but not including, the date of payment for the Notes accepted for payment, at the tender offer price of $300 per $1,000 principal amount. The amount of the filing fee, $55.80 for each $1,000,000 of value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒                      Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $2,942	Filing party:	KEMET Corporation
Form or Registration No.: SC TO-I	Date filed:	May 5, 2009

☐                        Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3

☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (the “Amendment”) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) is filed by KEMET Corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer (as amended or supplemented, the “Tender Offer”) to purchase for cash any and all outstanding 2.25% Convertible Senior Notes due 2026 (the “2.25% Notes”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 5, 2009, as amended by this Amendment (the “Offer to Purchase”), and in the related Letter of Transmittal, which are Exhibits (a)(1)(i) and (a)(1)(ii) to this Schedule TO, respectively.  Capitalized terms used but not defined in this Amendment shall have the meanings assigned to them in the Offer to Purchase.  Except as set forth in this Amendment, the terms of the tender offer remain the same as set forth in the Offer to Purchase.

Item 8.            Interest in Securities of the Subject Company.

(a)          Securities Ownership.

Common Stock.  The information set forth in the Schedule TO is hereby amended and supplemented by deleting the entry for Kirk D. Shockley in its entirety and adding the following language thereto:

Name	Number of Shares	% of Class

Kirk D. Shockley(1)(12)	93,126	*

(1)                    The address of these individuals is c/o KEMET Corporation, 2835 KEMET Way, Simpsonville, South Carolina 29681.

(12)                  The amount shown includes 86,250 shares subject to currently exercisable options.

Item 11.          Additional Information.

(b)         Other Material Information. Item 11(b) of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

The third bullet point in the second paragraph under the caption “AVAILABLE INFORMATION AND INCORPORATION OF DOCUMENTS BY REFERENCE” on page 33 of the Offer to Purchase is hereby amended by deleting the bullet point in its entirety and replacing it as follows:

•                  Current Reports on Form 8-K filed with the SEC on April 25, May 12, June 5, June 18, July 7, July 15, July 31, July 31, August 1 (with respect to Item 2.05 only), August 27, September 18, September 24, September 30, October 27, November 4 and December 23, 2008, and January 7, April 9, April 23 and May 5, 2009 and Exhibit 99.1 to our Current Report on Form 8-K furnished to the SEC on May 19, 2009.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2009

KEMET CORPORATION

By:	/s/ William M. Lowe, Jr.
Name:	William M. Lowe, Jr.
Title:	Executive Vice President and Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated May 5, 2009.
(a)(1)(ii)*	Form of Letter of Transmittal.
(a)(1)(iii)*	IRS Form W-9.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)*	Press Release, dated May 5, 2009.
(b)(1)*	Credit Agreement, dated as of May 5, 2009, by and among the Company, K Financing, LLC and the other parties thereto.
(d)(1)*

Indenture, dated as of November 1, 2006, between the Company and Wilmington Trust Company, as Trustee (incorporated by reference to Exhibit 4.3 filed with the Company’s Registration Statement on Form S-3 (Registration No. 333-140943), filed with the Commission on February 28, 2007).

(d)(2)*

Registration Rights Agreement, dated as of November 1, 2006, by and among the Company and Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. (incorporated by reference to Exhibit 4.2 filed with the Company’s Registration Statement on Form S-3 (Registration No. 333-140943), filed with the Commission on February 28, 2007).

(d)(3)*	1992 Executive Stock Option Plan, (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1 Reg. No. 33-48056).
(d)(4)*

Amendment No. 1 to KEMET Corporation 1992 Key Employee Stock Option Plan effective October 23, 2000 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2000).

(d)(5)*

Form of Grant of Nonqualified Stock Option, dated April 6, 1992, by and between the registrant and each of the executives listed on the schedule attached thereto (incorporated by reference to Exhibit 10.12.1 to the Company’s Registration Statement on Form S-1 Reg. No. 33-48056).

(d)(6)*

1995 Executive Stock Option Plan by and between the registrant and each of the executives listed on the schedule attached hereto (incorporated by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the year ended March 31, 1996).

(d)(7)*	2004 Long-Term Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 Reg. No. 333-123308).
(d)(8)*	Form of Closing Warrant to K Financing, LLC for Purchase of Stock of the Company.
(d)(9)*	Form of Termination Warrant to K Financing, LLC for Purchase of Stock of the Company.
(d)(10)*	Form of Investor Rights Agreement, by and between the Company and K Financing, LLC.
(d)(11)*	Form of Corporate Advisory Services Agreement, by and between the Company and Platinum Equity Advisors, LLC.
(g)	None.
(h)	None.

*                      Previously filed with the Schedule TO on May 5, 2009.

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